================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                             ____________________


                                   FORM 11-K
                                 ANNUAL REPORT

                             ____________________


                       Pursuant to Section 15(d) of the

                        Securities Exchange Act of 1934


                             ____________________


                     For the Period Ended October 1, 1999


                             _____________________


          JONES INTERCABLE, INC. ET AL PROFIT SHARING/RETIREMENT PLAN

                         Commission File No.  33-52813

                            ______________________


          Jones Intercable, Inc. et al Profit Sharing/Retirement Plan
                           9697 East Mineral Avenue
                             Englewood, CO  80112
                                (303) 705-3420
  (Name of issuer of securities held pursuant to the plan and address of its principal executive office)


================================================================================

                          JONES INTERCABLE, INC. ET AL
                          ----------------------------

                         PROFIT SHARING/RETIREMENT PLAN
                         ------------------------------


                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
                 ----------------------------------------------

                     OCTOBER 1, 1999 AND DECEMBER 31, 1998
                     -------------------------------------



                               TABLE OF CONTENTS
                               -----------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                            1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Plan Benefits as of
    October 1, 1999 and December 31, 1998                           2

  Statement of Changes in Net Assets Available for Plan Benefits
    For the Period from January 1, 1999 through October 1, 1999     3

NOTES TO FINANCIAL STATEMENTS                                       4-8

SUPPLEMENTAL SCHEDULE:

  Schedule I:  Item 27d-Schedule of Reportable Transactions
               for the Period from January 1, 1999 through
               October 1, 1999                                      9

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the
   JONES INTERCABLE, INC. et al PROFIT SHARING/RETIREMENT PLAN:

We have audited the accompanying statements of net assets available for plan benefits of the JONES INTERCABLE, INC. et al PROFIT SHARING/RETIREMENT PLAN (the "Plan") as of October 1, 1999 and December 31, 1998, and the related statement of changes in net assets available for plan benefits for the period from January 1, 1999 through October 1, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in Note 1, the Plan was merged into the Comcast Corporation Retirement-Investment Plan effective October 1, 1999.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of October 1, 1999 and December 31, 1998, and the changes in net assets available for plan benefits for the period from January 1, 1999 through October 1, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of reportable transactions for the period from January 1, 1999 through October 1, 1999, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Denver, Colorado,
 March 24, 2000.

                          JONES INTERCABLE, INC. ET AL
                          ----------------------------

                         PROFIT SHARING/RETIREMENT PLAN
                         ------------------------------


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ----------------------------------------------------

                  AS OF OCTOBER 1, 1999 AND DECEMBER 31, 1998
                  -------------------------------------------



                                         October 1,      December 31,
                                           1999             1998
                                        -----------      ------------
ASSETS:
  Investments (Notes 1, 2 and 3)-
    Pooled separate accounts            $   -            $31,958,423
    Unallocated insurance contracts         -             20,097,871
    JIC Class A Common Stock                -              3,907,680
    Participant loans                       -              2,814,480
                                        -----------      -----------
        Total investments                   -             58,778,454
                                        -----------      -----------
  Receivables-
    Contributions receivable                -                317,157
                                        -----------      -----------
        Total receivables                   -                317,157
                                        -----------      -----------
        Total assets                        -             59,095,611

NET ASSETS AVAILABLE FOR PLAN BENEFITS  $   -            $59,095,611
                                        ===========      ===========

       The accompanying notes are an integral part of these statements.

                          JONES INTERCABLE, INC. ET AL
                          ----------------------------

                         PROFIT SHARING/RETIREMENT PLAN
                         ------------------------------


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
         --------------------------------------------------------------

          FOR THE PERIOD FROM JANUARY 1, 1999 THROUGH  OCTOBER 1, 1999
          ------------------------------------------------------------


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income-
    Interest                                                $   755,816
    Loan repayment interest                                     127,923
    Net appreciation in fair value of
      investments (Note 3)                                    2,725,860
                                                            -----------
        Total investment income                               3,609,599
                                                            -----------
  Contributions-
    Employee                                                  3,622,906
    Employer                                                  1,456,578
    Transferred assets                                          169,640
    Rollover                                                     76,530
    Other                                                         9,148
                                                            -----------
        Total contributions                                   5,334,802
                                                            -----------
        Total additions                                       8,944,401

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits and distributions paid to participants            (8,515,231)
                                                            -----------
        Total deductions                                     (8,515,231)
                                                            -----------
        Net increase                                            429,170

TRANSFERS TO OTHER PLANS (Note 1)                           (59,524,781)
                                                            -----------
        Total plan activity                                 (59,095,611)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of period                                        59,095,611
                                                            -----------
  End of period                                             $     -
                                                            ===========


         The accompanying notes are an integral part of this statement.

                          JONES INTERCABLE, INC. ET AL
                          ----------------------------

                         PROFIT SHARING/RETIREMENT PLAN
                         ------------------------------


                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                     OCTOBER 1, 1999 AND DECEMBER 31, 1998
                     -------------------------------------


1. DESCRIPTION OF THE PLAN:
   ------------------------

General
-------

The following description of the Jones Intercable, Inc. et al Profit Sharing/Retirement Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

On November 1, 1983, Jones Intercable, Inc. ("JIC") established the Plan. The Plan trustee was CG Trust Company, a wholly owned subsidiary of Connecticut General Life Insurance Company ("Connecticut General"). The Plan was open to eligible employees of JIC and its subsidiaries as well as to eligible employees of an affiliate of JIC, Jones International, Ltd., and its subsidiaries (collectively referred to as the "Employer"). An employee was eligible to participate in the Plan upon completion of six months of service, as defined in the plan document.

The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), and included a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Benefits under the Plan were not guaranteed by the Pension Benefit Guaranty Corporation.

Transfer of the Plan Assets and Merger of the Plan
--------------------------------------------------

Effective April 1, 1999, the account balances of eligible employees of Jones International, Ltd. were transferred into the Jones International, Ltd. Retirement Savings Plan (the "Jones International Plan"). These participants became participants of the Jones International Plan as of the effective date. Approximately $7,020,000 in assets were transferred to the Jones International Plan and are included in "Transfers to Other Plans" in the accompanying statement of changes in net assets available for plan benefits.

On April 7, 1999, Comcast Corporation ("Comcast") completed the acquisition of a controlling interest in JIC. As a result of this transaction, JIC became a publicly-traded subsidiary of Comcast Cable Communications, Inc., a wholly owned subsidiary of Comcast. On March 2, 2000, the shareholders of JIC approved a merger pursuant to which Comcast acquired all of the remaining shares of JIC not then owned by Comcast. As a result, JIC was merged with and into Comcast JOIN Holdings, Inc., a wholly-owned subsidiary of Comcast, on that date and Comcast JOIN Holdings, Inc. is the successor of JIC.

The Board of Directors of JIC and Comcast resolved to merge the Plan into the Comcast Corporation Retirement-Investment Plan (the "Comcast Plan") effective October 1, 1999. No contributions were made to the Plan with respect to compensation paid for any period after September 15, 1999. Effective on the merger date all remaining assets and liabilities of the Plan became assets and liabilities of the Comcast Plan. The transfer is shown on the accompanying statement of changes in net assets available for plan benefits as "Transfers to Other Plans" and approximated $52,505,000.

Contributions
-------------

Participants could enter into a Salary Reduction Agreement in which they elected to defer any whole percentage from 1% to 16% of their compensation, as defined in the Plan ($10 minimum per pay period). The Employer matched 50% of the employee contributions up to a 6% participant deferral, with a minimum match of $20 per employee per pay period. Total deferrals on behalf of any participant were limited under the IRC ($10,000 in 1999). Total annual additions on behalf of any participant were limited to the lesser of 25% of compensation or $30,000. Annual additions are defined as employee contributions, employer contributions and forfeitures.

Participant Accounts
--------------------

Participant accounts were credited with (1) employee deferral contributions, (2) Employer matching contributions and (3) Plan earnings or losses. Earnings from investment funds were allocated according to the plan document.

Vesting and Payment of Benefits
-------------------------------

Participants were immediately 100% vested in both their own contributions and the Employer matching contributions. The entire participant account balance became payable upon termination, death, retirement or disability and could be received in a lump sum or installments, within certain limitations.
Participants who attained age 59 1/2 could withdraw all or a portion of their account balance. In addition, hardship withdrawals were available under certain circumstances.

Participant Loans
-----------------

In accordance with the Plan, participants were entitled to borrow funds from their account under certain circumstances as allowed by the Internal Revenue Service ("IRS"). The loans were limited to the lesser of $50,000 or 1/2 of the vested amount in a participant's account. The loans earned interest at prime plus 1/2%, and the term was not to exceed five years, unless the loan was used to acquire, construct, reconstruct or substantially rehabilitate a dwelling which was used as the principal residence of the participant, in which case the maximum term was ten years. Each loan was collateralized by the assignment of the borrower's collateral promissory note for the amount of the loan. In the event that a distribution was due to the participant borrower, the unpaid loan balance together with any interest due thereon, became due and payable and the Plan Administrator first satisfied any and all due indebtedness from the participant's account before making payment to the participant or the participant's beneficiary, if applicable. Approximately $960,000 of loans were issued during the period from January 1, 1999 through October 1, 1999.

Investment Options
------------------

Participants' accounts could be invested in the following investment portfolio accounts maintained by Connecticut General. The Plan's committee adopted a written investment policy, and the following funds were selected in accordance with that policy.

   CIGNA Guaranteed Long Term Account
   ----------------------------------

   The assets in this account were primarily invested in bonds, mortgages and real estate with fixed rates of return. Guaranteed rates of return were fixed periodically for this account.

   CIGNA Stock Market Index Account
   --------------------------------

   This account, a common stock fund, was a pooled account investing primarily in S&P 500 common stocks and futures. The investment or reinvestment of such assets was made by Connecticut General to conform the composition of the account to the composition of the S&P 500 index.

   JIC Class A Common Stock Account
   --------------------------------

   This account allowed participants to invest in shares of JIC Class A Common Stock, which was publicly-traded on the NASDAQ exchange under the symbol JOINA. See above.

   Fidelity Growth Opportunities Account
   -------------------------------------

   This account was a Connecticut General separate account that invested wholly in the Fidelity Growth Opportunities Fund. This fund sought to provide capital growth by investing primarily in common stocks and securities convertible into common stock.

   Founders Balanced Account
   -------------------------

   This account was a Connecticut General separate account which invested wholly in the Founders Balanced Fund. This fund sought current income and capital appreciation by investing in individual securities that had the potential to provide superior results over time.

   Fidelity Contrafund Account
   ---------------------------

   This Fidelity account was a Connecticut General separate account which invested wholly in the Fidelity Contrafund. This fund sought capital appreciation by focusing on companies that were currently out of public favor.

   INVESCO Dynamics Account
   ------------------------

   This account was a Connecticut General separate account which invested wholly in the INVESCO Dynamics Fund. This fund sought capital appreciation through an aggressive investment approach. The fund invested in a multitude of companies in various industries, thus seeking to achieve better-than-average capital growth.

   Janus Worldwide Account
   -----------------------

   This account was a Connecticut General separate account which invested wholly in the Janus Worldwide Fund. This fund sought long-term growth of capital in a manner consistent with the preservation of capital by investing in foreign as well as domestic securities.

2. SUMMARY OF ACCOUNTING POLICIES:
   -------------------------------

Basis of Accounting
--------------------

The accompanying financial statements of the Plan were prepared using the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

New Accounting Pronouncement
----------------------------

In 1999, the Accounting Standards Executive Committee of the American Institute of Public Accountants issued Statement of Position 99-3 "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP 99-3") which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs. SOP 99-3 was early adopted for the accompanying financial statements, and as such, the 1998 financial statements have been appropriately reclassified to eliminate the participant directed fund investment program disclosures.

Valuation of Investment Contracts
---------------------------------

Investments in the CIGNA Guaranteed Long Term Account were fully benefit-responsive and were carried at contract value. Contract value represents contributions made, plus interest at the contract rate and transfers, less distributions. Under the terms of the investment contracts, the crediting interest rate was determined semi-annually based on the insurance company's applicable rate schedule. The average yield of the investment contracts for the period from January 1, 1999 through October 1, 1999 was 6.05%. The crediting interest rate for the investment contracts held as of December 31, 1998 was 5.85%. The crediting interest rate for the period from January 1, 1999 through October 1, 1999 was 5.65%. The fair value of the investment contracts held as of December 31, 1998 approximated contract value.

Investments and Income Recognition
----------------------------------

Investments were carried at fair value, with the exception of the CIGNA Guaranteed Long Term Account, which was valued at contract value as noted above. Net appreciation/depreciation in the fair value of investments was determined as the difference between market value at the beginning of the year (or date purchased during the year) and selling price or year end market value. Cost in the supplemental schedule was determined based on the original cost to acquire the asset.

Expenses
--------

All costs incurred in the administration of the Plan were paid by the Employer. All costs associated with the purchase of JIC Class A Common Stock (i.e. broker costs) were paid by the participants effecting the purchase.

Benefits
--------

Benefits were recorded when paid.

3.  INVESTMENT FUNDS:
    -----------------

The cost basis of the Plan's investments was $48,291,576 as of December 31, 1998. The fair market value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 1998 was as follows:

        CIGNA Guaranteed Long Term Account       $20,097,871
        CIGNA Stock Market Index Account          16,955,299
        JIC Class A Common Stock Account           3,907,680
        Fidelity Growth Opportunities Account      6,872,872

During the period from January 1, 1999 through October 1, 1999, the Plan's investments in pooled separate accounts (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,725,860.

4. FEDERAL INCOME TAXES:
   ---------------------

The Plan had received a determination letter from the IRS dated December 17, 1994 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC and that the trust established under the Plan was tax exempt. The Plan has been amended subsequent to receiving this letter. The Plan sponsor is of the opinion that the Plan, as amended, continued to comply in form and operation with the applicable requirements of the IRC.

5. RELATED PARTY TRANSACTIONS:
   ---------------------------

Certain Plan investments were pooled separate accounts and unallocated insurance contracts managed by Connecticut General. CG Trust Company was the trustee as defined by the Plan and, therefore, a party-in-interest to the Plan. Certain Plan investments were maintained in shares of JIC Class A Common Stock.

6. PLAN TERMINATION:
   ----------------

JIC had the right to terminate the Plan subject to the provision of  ERISA.  See
Note 1 for discussion of the merger of the Plan.

                                                                      SCHEDULE I



                          JONES INTERCABLE, INC. ET AL
                          ----------------------------

                         PROFIT SHARING/RETIREMENT PLAN
                         ------------------------------

               ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS (a)
               --------------------------------------------------

          FOR THE PERIOD FROM JANUARY 1, 1999 THROUGH OCTOBER 1, 1999
          -----------------------------------------------------------

                                                        Purchases                                 Sales
                                                ------------------------  ------------------------------------------------------
  Identity of Party                               Number of    Purchase    Number of      Selling       Cost of
      Involved          Description of Asset    Transactions   Price (b)  Transactions   Price (b)       Asset          Gain
--------------------    --------------------    ------------  ----------  ------------  -----------   -----------   -----------
*Connecticut General    Employer stock-
   Life Insurance        Jones Intercable, Inc.
   Company:               Class A Common Stock
                          Account                         99  $1,334,944           147  $ 4,632,065   $ 3,276,433   $ 1,355,632

                        Pooled Separate Accounts-
                         INVESCO Dynamic Account          97   1,591,479            84    2,240,968     2,156,301        84,667

                        CIGNA Stock Market Index
                         Account                         136   4,891,606           162   18,746,068    16,049,402     2,696,666

                        Fidelity Growth
                         Opportunities Account            93   1,345,732           141    7,173,775     6,240,075       933,700

                        Founders Balanced Account         70     657,855           114    3,112,242     3,098,433        13,809

                        Fidelity Contrafund Account       93   1,204,772           119    3,873,156     3,656,212       216,944

                        Janus Worldwide Account          105   1,439,784           120    3,584,891     3,368,540       216,351

*    Represents a party-in-interest to the Plan (Note 5).
(a) Represents transactions or a series of transactions in excess of 5% of the fair value of Plan assets at the beginning of the period.
(b) Purchase price and selling price are equal to current value on the transaction date.

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         Jones Intercable, Inc. et al Profit Sharing/Retirement Plan

March 24, 2000           /s/ Lawrence J. Salva
                         -----------------------------------
                         Lawrence J. Salva
                         Senior Vice President &
                         Chief Accounting Officer (Authorized Officer)